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Work4Workers, Inc.

Work4Workers is modernizing the labor market with a customer-centric marketplace that connects contractors and skilled laborers efficiently and safely.

Austin, TX   Website



User Feedback
Interviewed construction company owners participating in Stanford Exec. Ed. Program and individual workers in Austin and San Antonio Areas.
31 States plus Puerto Rico
Manuel and Rudy are graduates of Program , Phil on Board of Directors
https://www.gsb.stanford.edu/faculty-research/centers-initiatives/slei
www.work4workers.com
Copyright 2020 Work4Workers

Summary

- An Open Market Platform to increase construction industry employment in a $1 Billion + Total Addressable Market.
- Severe Labor Shortage as industry expands post COVID. Labor shortage may become more acute if Congress passes Infrastructure bill.
- Number of Construction workers are decreasing per BLS and the industry relies on personal networks for employment.
- We use smartphone apps to connect construction contractors with skilled contract labor.
- Currently raising $100,000 to develop MVP. .
- Additional funding will enable updates to MVP and expansion throughout Texas.
- Stellar team comprised of all experienced entrepreneurs who have grown their own companies. The team is experienced in technology, employment AND construction.

Problem

Finding Skilled Construction Workers

Construction workers need to easily and safely find work.

- Most workers find work through personal contact, Craigslist, Facebook or Home Depot parking lots (or equivalents)
- A week of job searching is a week without pay
- Covid-19 has increased instability in job markets

General contractors need reliable, talented contract labor on short notice

- Construction workers are in short supply nationwide

Progress

0%

Amount raised
$0

Funded
0.0%

From
0 investors

Closing Date
Oct 15, 2021

1-Click Invest

Offering Terms

Funding Goal
$25,000 - $100,000

Security Type
SAFE

Min Investment
$100.00

Max Investment
$10,000.00

Valuation Cap
$3,000,000

Discount
20%

Closing Date
Oct 15, 2021 7:00 PM



Company Filings

Documents

- Form C
- Financial Attestation
- Term Sheet
- Cap-Table
- Projected Financials
- Formation Documents
- Work4Workers - One Page Overview

• Lack of skilled workers causes missed deadlines and impacts profitability.
• Lack insight into laborer's experience, hourly wage, proximity, and ratings/reviews in advance.
• Current solutions are not reliable, safe or inexpensive (recruiters have 45% mark-up)



Solution

Bi-Lingual Marketplace Platform

Mobile applications enabling connections between hiring contractors and labor workers.

• Contractors can simply sign up & click a button to find contract laborers on-demand based on their specs, i.e. proximity to site, hourly rate, skillset, reviews, etc.
• Workers can simply sign up & receive local job requests. Prior to accepting, workers can review contractor ratings by other workers and avoid problem contractors and exploitation.

Product

What the apps do?

Phase I - Subscription model app

• Quick / Easy -- Connect contractor with contract worker
• Worker registers as available/ in area / specified skills.
• Contractor requests skills / in area. App sends list of available workers, contractor communicates with workers via text in app.
• Bi-lateral reviews: workers' reviews of contractors & contractors reviews of workers
• No forms - No employment compliance / No guarantee of worker payment,



VALUE TO CONTRACT LABORER
Typical job value: $600 per week
(1 week, 40 hours, $15 per hour)
Monthly charge:
$5/ 0.2% of monthly pay / Third of one hour pay
VALUE TO CONTRACTOR
Monthly charge of
$50 / 2% of single worker hired in a month.
Compared to 45% mark up of recruiter



Greater value of lost contracts / late fees due to lack of labor

Business Model

Fees vs. User Value

• Subscription model for both client types
  • Contract laborers
  • Hiring contractors (sub contractors, general contractors, etc)
  • Month to Month charge – No long term commitment
• Free Trial Subscriptions
  • 3 month period
  • User proof after first job through app for both client types
• Value to Contract laborer
  • Typical job value: $600 per week (1 week, 40 hours, $15 per hour)
  • Monthly charge: $5/ 0.2% of monthly pay / Third of one hour pay
• Value to Hiring Contractor
  • Monthly charge of $50 / 2% of single worker hired in a month.
  •Compared to 45% mark up of recruiter
  • Greater value of lost contracts / late fees due to lack of labor

Business Model
Subscription Model
(Contractors & Laborers)
Month to Month charge
No long term commitment
Free Trial Subscriptions
(Contractors & Laborers)
6 month period
Contractor /Contract laborer not charged after trial period and 3 jobs filled

Traction

Market Feedback

We are still pre-revenue and pre-MVP. However, we have had interviews with hiring contractors (residential & commercial) in Texas, California, Arizona, Florida, and the Carolinas. Two of our founders are graduates of the Stanford Latino Entrepreneurship Initiative, SLEI. Through this program, we can access other construction industry graduates for market research and early product

adoption.

We have also had discussions with painters, carpenters, masons, drywallers, and landscapers. All parties want to sign up now!

Competition

Market Alternatives

Competition takes three forms:

1. Today's solutions center on word of mouth and using personal networks to find work or workers. Additionally, recruiters and staffing agencies work today to find workers for contractors. Today's solutions remain inefficient.

2. Indirect online competitors such as Task Rabbit for individual contract work of any and all types of tasks or Indeed that is recruiting site for any type of job, but typically professional level of jobs. These indirect competitors don't target our users and don't serve their needs.

3. More direct competitors are summarized in the chart below. Companies like Toolbelt and Core have legitimized both the market need and the attractiveness of the market. Yet, these competitors don't understand the users. A prime example is their sign in requirement to require an email account. Our users have smartphones and use text, voice calls and apps including WhatsApp and Facebook.

Competitive Overview

Company	Construction Focus	Phone Sign In Process	Bilingual	$$ Raised	General
Tradehounds	✓	✗	✗	$4.9M in 2020	Instagram / LinkedIn for Tradesmen
ToolBelt	✓	✗	✓	$1M, Elevate Capital,Cascade	Pacific Northwest US
CORE	✓	✗	✗	$4M in 2020	Focuses on Career Development
Thumbtack	✗	✗	✗		Targets Consumers for random services.
Home Advisor	✗	✗	✗		Targets Consumers looking for contractor services.
Work4Workers	✓	✓	✓	Self funded	On demand job matching

10
www.work4workers.com

Copyright 2020 Work4Workers

Market

Market Size



Company Vision

Vision

Empower labor workers through full and safe employment while increasing availability of skilled labor for hiring contractors.

Press

In Stealth Mode

Announcements and Press Releases forthcoming.
Visit our website for more details and updates.

Founders

Phil Pompa - CEO

Phil Pompa is a market experienced Chief Executive Officer & serial entrepreneur. Phil was CEO of a publicly traded company, Sigmatel (SGTL), where he managed the sale to Freescale in 2008. Phil is on the Board of Directors for the Latino Business Action Network (501c3) and is an active angel investor / advisor in early-stage startups and distressed real estate investments in Central Texas. Phil has a unique background in technology and construction / real estate. He grew up in a construction family and currently invests in distressed commercial and residential properties.   Phil received his BSEE and MBA from Stanford University.

Rudy Rucoba - Founder

Rodolfo "Rudy" Rucoba, our superstar founder, is our construction & labor expert. Rudy created this company to fix labor inefficiencies in the construction industry. Rudy is Founder & President of Rucoba & Maya Construction; a concrete & storm-sewer construction business in Austin, Texas. Rudy received a B. S. in Construction Science from Texas A&M University.

Maneul Oblitas - Business Development

Manuel Oblitas, a Peruano with a passion for technology - co-founded the following companies:
- VND, a software development firm est. 2002. Providing custom websites to complex mobile/server applications (www.vndx.com)
- Livecomm.com, a mass texting startup.

- VNDhost, dedicated & shared server hosting business (under VND)., with two data centers in San Antonio, TX

Javier Oblitas - Software Development

Javier Oblitas is Co-Founder of VND (www.vndx.com) with experience that includes innovative virtual, electronic systems, with physical and cloud technologies. Specialist on server software and PC systems. Consultant of managed secure hosting solutions, security analyst and audits, DC maintenance, custom development of software, automation and all IT and telephony fields. IOT devices with programming of Web applications and mobile device Apps.



Manuel
VP Marketing & Sales

Serial entrepreneur, Co-founder of VNDx.com. Background in software development, sales and marketing for over 20 years.

in www.linkedin.com/in/manuel-oblitas-8a70018

Phil
CEO

Experienced serial entrepreneur, board Member and former public technology company CEO. BS/MBA Stanford University.

in www.linkedin.com/in/ppompa/

Rudy
Founder

Serial Entrepreneur, Construction Company Founder / Owner, BS Texas A&M. Rudy is our construction & labor expert.

in www.linkedin.com/in/rodolfo-rudy-rucoba-5b3bba16/

Javier
CTO

Serial entrepreneur, Co-Founder of VNDx.com with experience that includes physical & cloud technologies and software development.

in www...linkedin.com/in/javier-oblitas-a8a2253b

Billy
Advisor

Founder, Investor, Advisor, Board Member of multiple start-ups. Strategy Executive F500. PhD, Vanderbilt. Chief Strategist at AMD & Motorola.

in www.linkedin.com/in/billklehm

Bill
Advisor

Accomplished Executive, Entrepreneurial leader of start-ups to F500. Bill is responsible for pulling this project together.

in www.linkedin.com/in/williamtbillyedwards

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